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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of October**, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: October 10, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.



Royal Standard Minerals Inc.

(An Exploration Stage Company)

(Expressed in United States Dollars)
Interim Consolidated Financial Statements
(Unaudited)

Three and Six Months Ended July 31, 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Royal Standard Minerals Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the January 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the unaudited interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Unaudited)

	July 31, 2008	January 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ **4,311,665**	$ 7,209,173
Short-term investments	**20,001**	117,761
Marketable securities	**220,000**	148,189
Sundry receivables and prepaids	**52,566**	97,445
Due from related parties (Note 11)	**424,709**	433,719
	5,028,941	8,006,287
Reclamation bond	**203,186**	203,186
Mineral properties (Note 5)	**17,037,364**	13,895,392
Equipment, net (Note 6)	**1,233,391**	1,483,690
	$ **23,502,882**	$ 23,588,555
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ **287,191**	$ 220,737
	287,191	220,737
Asset retirement obligation	**384,186**	203,186
	671,377	423,923
Shareholders' Equity		
Share capital (Note 7)	**28,354,608**	28,354,608
Shares to be cancelled	**(42,257)**	(42,257)
Warrants (Note 8)	**-**	2,814,999
Contributed surplus	**9,765,395**	6,950,396
Deficit	**(16,430,417)**	(16,070,582)
Accumulated other comprehensive income	**1,184,176**	1,157,468
	22,831,505	23,164,632
	$ **23,502,882**	$ 23,588,555

Going Concern (Note 1)



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception of project
Gold Wedge Project					
Opening balance	$ 13,032,073	$ 8,228,040	$ 11,866,061	$ 6,912,843	$ -
Property acquisition costs	13,255	12,303	70,825	69,799	670,687
Travel	39,427	37,613	40,888	39,054	331,029
Mine development costs	4,448	33,592	84,015	87,430	1,066,223
Drilling	64,356	481,311	114,356	493,546	998,995
General exploration	-	-	-	-	133,353
Professional fees	-	-	-	-	72,636
Consulting, wages and salaries	263,167	309,661	621,332	654,564	4,092,377
Office and general	113,380	109,844	254,591	367,622	1,400,500
Analysis and assays	9,226	1,200	22,205	8,801	140,826
Supplies, equipment and transportation	377,781	183,098	718,139	618,123	3,480,987
Amortization	124,700	158,594	249,401	303,474	1,654,200
Activity during the period	1,009,740	1,327,216	2,175,752	2,642,413	14,041,813
Closing balance	$ 14,041,813	$ 9,555,256	$ 14,041,813	$ 9,555,256	$ 14,041,813
Pinon Project					
Opening balance	$ 1,685,886	$ 1,179,030	$ 1,451,428	$ 1,148,259	$ -
Property acquisition costs	3,672	-	3,672	-	448,259
Travel	(857)	-	33,072	-	59,900
Drilling	-	-	-	-	130,600
General exploration	-	-	-	-	7,765
Professional fees	-	-	-	-	66,273
Office and general	-	16,411	-	28,249	98,120
Geologist	-	-	-	-	32,653
Consulting, wages and salaries	91,325	-	255,369	18,933	657,861
Reclamation costs	-	-	-	-	167,785
Analysis and assays	-	3,557	-	3,557	74,042
Supplies, equipment and transportation	14,145	-	50,630	-	50,913
Activity during the period	108,285	19,968	342,743	50,739	1,794,171
Closing balance	$ 1,794,171	$ 1,198,998	$ 1,794,171	$ 1,198,998	$ 1,794,171



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception of project
Railroad Project					
Opening balance	$ **331,446**	$ 215,813	$ **331,446**	$ 215,813	$ -
Property acquisition costs	**-**	-	**-**	-	331,446
Activity during the period	**-**	-	**-**	-	331,446
Closing balance	$ **331,446**	$ 215,813	$ **331,446**	$ 215,813	$ 331,446
Fondaway Project					
Opening balance	$ **246,457**	$ 162,778	$ **246,457**	$ 162,778	$ -
Property acquisition costs	**35,000**	35,000	**35,000**	35,000	262,181
Travel	**-**	-	**-**	-	3,279
Drilling	**-**	-	**-**	-	15,646
Analysis and assays	**-**	-	**-**	-	351
Activity during the period	**35,000**	35,000	**35,000**	35,000	281,457
Closing balance	$ **281,457**	$ 197,778	$ **281,457**	$ 197,778	$ 281,457
Como Project					
Opening balance	$ **-**	$ 109,527	$ **-**	$ 108,050	$ -
Property acquisition costs	**-**	25,000	**-**	25,000	71,628
Travel	**-**	-	**-**	-	2,806
Geologist	**-**	-	**-**	-	5,098
Consulting, wages and salaries	**-**	-	**-**	-	41,532
Rent	**-**	-	**-**	1,477	55,052
Analysis and assays	**-**	-	**-**	-	9,138
Written off	**-**	-	**-**	-	(185,254)
Activity during the period	**-**	25,000	**-**	26,477	-
Closing balance	$ **-**	$ 134,527	$ **-**	$ 134,527	$ -



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception of project
Manhattan Project					
Opening balance	$ -	$ -	$ -	$ -	$ -
Property acquisition costs	-	-	-	-	27,707
Travel	-	-	-	-	28,253
General exploration	-	-	-	-	63,219
Consulting, wages and salaries	-	-	-	-	47,743
Analysis and assays	-	-	-	-	25,601
Written off	-	-	-	-	(192,523)
Activity during the period	-	-	-	-	-
Closing balance	$ -	$ -	$ -	$ -	$ -
Kentucky Project (Note 5(2))					
Opening balance	$ -	$ -	$ -	$ -	$ -
Property acquisition costs	**250,000**	-	**250,000**	-	250,000
Travel	**806**	-	**806**	-	806
General exploration	**181,000**	-	**181,000**	-	181,000
Professional fees	**29,038**	-	**29,038**	-	29,038
Consulting, wages and salaries	**46,370**	-	**46,370**	-	46,370
Office and general	**30,850**	-	**30,850**	-	30,850
Rent	**44,000**	-	**44,000**	-	44,000
Supplies, equipment and transportation	**6,413**	-	**6,413**	-	6,413
Activity during the period	**588,477**	-	**588,477**	-	588,477
Closing balance	$ **588,477**	$ -	$ **588,477**	$ -	$ 588,477
Other Projects					
Opening balance	$ -	$ -	$ -	$ -	$ -
Cumulative expenditures from date of inception	-	-	-	-	3,410,396
Expenditures during the period	-	-	-	-	161,548
Written off	-	-	-	-	(3,571,944)
Activity during the period	-	-	-	-	-
Closing balance	$ -	$ -	$ -	$ -	$ -
TOTAL	**$ 17,037,364**	$ 11,302,372	**$ 17,037,364**	$ 11,302,372	$ 17,037,364



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception on June 26, 1996
Expenses					
General and administrative (Note 13)	$ **251,640**	$ 322,236	$ **437,719**	$ 463,178	$ 3,809,782
Consulting, wages and salaries	**1,710**	232,804	**2,456**	539,857	1,998,356
Stock-option compensation	**-**	750,922	**-**	750,922	5,622,831
General exploration	**-**	34,621	**-**	56,900	211,835
Amortization	**448**	446	**897**	819	14,187
	253,798	1,341,029	**441,072**	1,811,676	11,656,991
Loss before the following items	**(253,798)**	(1,341,029)	**(441,072)**	(1,811,676)	(11,656,991)
Interest income	**31,923**	121,620	**81,237**	222,240	820,448
Write down of advances to related company	**-**	-	**-**	-	(75,506)
Write-off of exploration properties	**-**	-	**-**	-	(3,944,324)
Gain on disposal of marketable securities	**-**	-	**-**	-	47,988
Write down of marketable securities	**-**	-	**-**	-	(407,105)
Loss on sale in exploration property	**-**	-	**-**	-	(474,187)
Net (loss) for the period	$ **(221,875)**	$ (1,219,409)	$ **(359,835)**	$ (1,589,436)	$(15,689,677)
Basic and diluted loss per share (Note 10)	$ **(0.00)**	$ (0.01)	$ **(0.00)**	$ (0.02)	



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Comprehensive (Loss)
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception on June 26, 1996
Net (loss) for the period	$ **(221,875)**	$ (1,219,409)	$ **(359,835)**	$ (1,589,436)	$(15,689,677)
Other comprehensive loss					
Foreign currency translation	**(29,906)**	301,079	**(45,102)**	774,281	1,050,301
Net increase (decrease) in unrealized gains on available-for-sale marketable securities	**(1,584)**	4,179	**71,810**	(6,112)	101,279
Comprehensive (loss)	$ **(253,365)**	$ (914,151)	$ **(333,127)**	$ (821,267)	$(14,538,097)



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception on June 26, 1996
Share capital					
Balance at beginning of period	$ 28,354,608	$ 27,828,669	$ 28,354,608	$ 25,403,464	$ 2,513,184
Private placements, net of issue costs	-	-	-	-	21,776,134
Warrants valuation	-	-	-	-	(4,649,811)
Shares issued for mineral properties	-	-	-	-	972,579
Shares issued on stock options exercised	-	207,348	-	422,908	907,570
Fair value of stock options exercised	-	-	-	-	197,588
Shares issued on warrants exercised	-	203,712	-	1,863,179	6,004,418
Fair value of warrants exercised	-	78,893	-	629,071	1,747,099
Shares issued for services	-	-	-	-	184,590
Cancellation of shares held in escrow	-	-	-	-	(1,425,413)
Shares issued to brokers as compensation	-	-	-	-	126,670
Balance at end of period	$ 28,354,608	$ 28,318,622	$ 28,354,608	$ 28,318,622	$ 28,354,608
Shares to be issued					
Balance at beginning of period	$ -	$ 79,838	$ -	$ -	$ -
Activity during the period	-	(79,838)	-	-	-
Balance at end of period	$ -	$ -	$ -	$ -	$ -
Shares to be cancelled					
Balance at beginning of period	$ (42,257)	$ -	$ (42,257)	$ -	$ -
Activity during the period	-	-	-	-	(42,257)
Balance at end of period	$ (42,257)	$ -	$ (42,257)	$ -	$ (42,257)
Warrants					
Balance at beginning of period	$ -	$ 2,937,889	$ 2,814,999	$ 3,546,935	$ -
Fair value of warrants issued	-	-	-	-	4,649,811
Fair value of warrants exercised	-	(57,997)	-	(629,071)	(1,747,099)
Fair value of warrants expired	-	(32,834)	(2,814,999)	(70,806)	(2,902,712)
Balance at end of period	$ -	$ 2,847,058	$ -	$ 2,847,058	$ -



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception on June 26, 1996
Contributed surplus					
Balance at beginning of period	$ 9,765,395	$ 6,063,609	$ 6,950,396	$ 6,025,637	$ -
Cancellation of shares held in escrow	-	-	-	-	1,425,413
Fair value of stock options granted	-	750,922	-	750,922	5,634,858
Fair value of stock options exercised	-	-	-	-	(197,588)
Expired warrants	-	32,834	2,814,999	70,806	2,902,712
Balance at end of period	$ 9,765,395	$ 6,847,365	$ 9,765,395	$ 6,847,365	$ 9,765,395
Deficit					
Deficit, beginning of period	$(16,208,542)	$(14,421,130)	$(16,070,582)	$(14,895,370)	$ (740,740)
Adjustments (Note 2)	-	-	-	844,267	-
Balance at beginning of period	(16,208,542)	(14,421,130)	(16,070,582)	(14,051,103)	(740,740)
Net (loss)	(221,875)	(1,219,409)	(359,835)	(1,589,436)	(15,689,677)
Deficit, end of period	$(16,430,417)	$(15,640,539)	$(16,430,417)	$(15,640,539)	$(16,430,417)
Accumulated other comprehensive income					
Balance at beginning of period	$ 1,215,666	$ 410,876	$ 1,157,468	$ (84,631)	$ -
Foreign currency translation	(29,906)	301,079	(45,102)	774,281	1,050,301
Transition adjustments	-	-	-	32,596	32,596
Net increase (decrease) in unrealized gains on available-for-sale marketable securities	(1,584)	4,179	71,810	(6,112)	101,279
Balance at end of period	$ 1,184,176	$ 716,134	$ 1,184,176	$ 716,134	$ 1,184,176
Total Shareholders' Equity	$ 22,831,505	$ 23,088,640	$ 22,831,505	$ 23,088,640	$ 22,831,505



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception on June 26, 1996
Operating activities					
Net loss	$ **(221,875)**	$ (1,219,409)	$ **(359,835)**	$ (1,589,436)	$(15,689,677)
Operating items not involving cash:					
Amortization	**448**	446	**897**	819	14,187
Stock-option compensation	**-**	750,922	**-**	750,922	5,622,831
Write-off of bad debt	**-**	-	**-**	-	20,950
Write-off of exploration properties	**-**	-	**-**	-	3,944,324
Consulting services provided as payment for stock options	**-**	207,348	**-**	422,908	117,678
Loss on sale of exploration properties	**-**	-	**-**	-	474,187
Gain on disposal of marketable securities	**-**	-	**-**	-	(47,988)
Write down of advances to related company	**-**	-	**-**	-	75,506
Write down of marketable securities	**-**	-	**-**	-	407,105
Changes in non-cash working capital:					
Sundry receivables and prepaids	**(24,177)**	(99,918)	**44,879**	(47,803)	(121,360)
Accounts payable and accrued liabilities	**69,147**	14,107	**66,454**	85,631	287,191
Cash (used in) operating activities	**(176,457)**	(346,504)	**(247,605)**	(376,959)	(4,895,066)
Financing activities					
Issue of common shares, net of issue costs	**-**	203,712	**-**	1,863,179	32,282,817
Shares to be issued	**-**	(58,942)	**-**	-	-
Purchase of shares to be cancelled	**-**	-	**-**	-	(42,257)
Due from related parties	**7,492**	(6,016)	**9,010**	(15,629)	(500,215)
Cash provided by financing activities	$ **7,492**	$ 138,754	$ **9,010**	$ 1,847,550	$ 31,740,345



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007	Cumulative from date of inception on June 26, 1996
Investing activities					
Funds held in trust	$ -	$ -	$ -	$ -	$ (20,950)
(Purchase) sale of short-term investments	**98,592**	(5,068)	**97,760**	325,242	(20,001)
Purchase of reclamation bond	**-**	(163,522)	**-**	(163,522)	(171,611)
Redemption of reclamation bond	**-**	-	**-**	-	150,192
Additions to mineral properties	**(1,435,802)**	(1,150,655)	**(2,711,571)**	(2,451,155)	(20,264,395)
Purchase of equipment	**-**	(38,947)	**-**	(38,947)	(2,901,780)
Purchase of marketable securities	**-**	-	**-**	-	(1,057,976)
Proceeds on disposal of marketable securities	**-**	-	**-**	-	690,859
Proceeds on sale of mineral properties	**-**	-	**-**	-	11,747
Cash (used in) investing activities	**(1,337,210)**	(1,358,192)	**(2,613,811)**	(2,328,382)	(23,583,915)
Change in cash and cash equivalents	**(1,506,175)**	(1,565,942)	**(2,852,406)**	(857,791)	3,261,364
Effect of translation on foreign currency	**(29,906)**	301,079	**(45,102)**	774,281	1,050,301
Cash and cash equivalents, beginning of period	**5,847,746**	10,835,641	**7,209,173**	9,654,288	-
Cash and cash equivalents, end of period	**$ 4,311,665**	$ 9,570,778	**$ 4,311,665**	$ 9,570,778	$ 4,311,665
Cash and cash equivalents consist of:					
Cash	**$ 764,255**	$ 458,672	**$ 764,255**	$ 458,672	$ 764,255
Money market deposits	**3,547,410**	9,112,106	**3,547,410**	9,112,106	3,547,410
Total	**$ 4,311,665**	$ 9,570,778	**$ 4,311,665**	$ 9,570,778	$ 4,311,665
Supplemental cash information					
Amortization capitalized to mineral properties	**$ 124,700**	$ 158,594	**$ 249,401**	$ 303,474	$ 1,654,200



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

1.   The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal resource properties in the United States. The Company's common shares are listed in Canada on the TSX Venture Exchange and traded in the United States of America on the OTC Bulletin Board. The Company has adopted Accounting Guideline 11 – Enterprises in the Development Stage (AcG-11) as detailed by the Canadian Institute of Chartered Accountants (CICA). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as going concern as described in the following paragraph. These unaudited interim consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company needs financing to fund the exploration and development of its properties and for working capital purposes. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

2.   Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended July 31, 2008 may not necessarily be indicative of the results that may be expected for the year ending January 31, 2009.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

2.   **Basis of Presentation and Accounting Policies (Continued)**

The consolidated balance sheet at January 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2008.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on February 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these unaudited interim consolidated financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these unaudited interim consolidated financial statements.

Amendments To Section 1400 – General Standards of Financial Statement Presentation
In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage.   In addition, the Company has adjusted the treatment of unrealized foreign currency adjustments by including it in other comprehensive income. The effect of these changes are as follows:

(1) As at July 31, 2007, a debit of $1,063,110 to mineral properties, a debit to accumulated other comprehensive income of $84,631 as at January 31, 2007, a credit to deficit of $844,267 as at January 31, 2007 and a credit of $158,594 and $303,474 to amortization for the three and six months ended July 31, 2007 was recorded; and

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

Change in accounting policy with retroactive application (Continued)

(2) A credit to accumulated other comprehensive income of $301,079 and $774,281 for the three and six months ended July 31, 2007 and a debit of $301,079 and $774,281 to foreign exchange gain for the three and six months ended July 31, 2007 was recorded.

Future Accounting Changes

International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Capital Management

The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support the acquisition, exploration and development of resource properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management for the three and six months ended July 31, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

4.   **Financial Risk Factors**

The Company's significant mineral properties are outlined below:

>   Gold Wedge Project
>   Pinon Project
>   Railroad Project
>   Fondaway Project
>   Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to cash equivalents, short-term investments, marketable securities, sundry receivables and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents and short-term investments consist of guaranteed investment certificates, bankers acceptance and money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.

Financial instruments included in sundry receivables and due from related parties consist of sales tax receivable from government authorities in Canada, deposits held with service providers and amounts due from an officer of the Company and a company under common management. Sundry receivables and due from related parties are in good standing as of July 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables and due from related parties is remote.

The Company's marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2008, the Company had a cash and cash equivalents and short-term investments balance of $4,331,666 (January 31, 2008 - $7,326,934) to settle current liabilities of $287,191 (January 31, 2008 - $220,737). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

4.   Financial Risk Factors (Continued)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its financial institutions.

(b) Foreign currency risk

The Company's functional and reporting currency is the US dollar. The Company funds most operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has, for accounting purposes, designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which equals fair market value. In addition, the Company's marketable securities are classified for accounting purposes as available-for-sale which are also measured at fair value.

As of July 31, 2008, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

4.   **Financial Risk Factors (Continued)**

Sensitivity analysis (Continued)

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period:

- Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.

- The Company's marketable securities are subject to fair value fluctuations. As at July 31, 2008, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the six months ended July 31, 2008 would have been approximately $22,000 higher/lower. Similarly, as at July 31, 2008, reported shareholders' equity would have been approximately $22,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

- Cash and cash equivalents, short-term investments, marketable securities, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2008, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the Company's accumulated other comprehensive income would have been approximately $60,000 lower/higher as a result of foreign exchange losses/gains on translation of non-US dollar denominated financial instruments.

- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of July 31, 2008, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants.

5.   **Mineral Properties**

Name of Mineral Property	July 31, 2008	January 31, 2008
Gold Wedge Project	$14,041,813	$11,866,061
Pinon Project	1,794,171	1,451,428
Railroad Project	331,446	331,446
Fondaway Project	281,457	246,457
Kentucky Project (2)	588,477	-
	$17,037,364	$13,895,392



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

5.   Mineral Properties (Continued)

On a quarterly basis, management of the Company reviews exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For a description of the mineral properties, refer to Note 5 of the audited consolidated financial statements as at January 31, 2008. Specific changes to mineral properties that occurred from February 1, 2008 to July 31, 2008 are as follows:

(1) On June 12, 2008, the Company and Sharpe Resources Corporation ("Sharpe") announced that they have reached an agreement in principle to jointly develop and operate a number of coal projects. To enter into the transaction the Company has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both Sharpe and the Company. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of the Company has appointed an independent committee of directors consisting of Robert N. Granger (chairman), Mackenzie I. Watson and James C. Dunlop to evaluate, finalize and recommend the transaction to the Board of Directors of the Company, if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio the Company has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with Standard Energy Company ("Standard"), a subsidiary of Sharpe, as outlined in Note 5(2). The joint venture will involve the opportunity for the Company to earn a 40% interest in coal projects that Standard has acquired or holds under option agreements. The Company can earn a 40% interest in coal projects by advancing 2 million dollars to Sharpe for this program over 12 months.

(2) On July 29, 2008, the Company announced it has acquired a 100% interest in a surface mine coal project in Wolfe County, Kentucky. This transaction closed on July 28, 2008. The transaction cost includes $250,000 to acquire the project and $181,000 reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease to include an equivalent 7% royalty on produced coal product.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

6.   Equipment

		July 31, 2008		January 31, 2008
Cost				
Exploration equipment	$	2,883,166	$	2,883,166
Office equipment		21,253		21,253
		2,904,419		2,904,419
Accumulated amortization				
Exploration equipment		1,654,201		1,404,799
Office equipment		16,827		15,930
		1,671,028		1,420,729
Net carrying value				
Exploration equipment		1,228,965		1,478,367
Office equipment		4,426		5,323
	$	1,233,391	$	1,483,690

7.   Share Capital

Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued	Shares	Amount
Balance, January 31, 2008 and July 31, 2008	84,079,825	$ 28,354,608

8.   Warrants

The following table reflects the continuity of warrants:

	Number of Warrants	Weighted Average Exercise Price (Canadian)
Balance, January 31, 2008	6,487,996	$ 1.75
Expired	(6,487,996)	1.75
Balance, July 31, 2008	-	$ -



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

9.   Stock Options

The following table reflects the continuity of stock options:

	Number of Stock Options	Weighted Average Exercise Price (Canadian)
Balance, January 31, 2008 and July 31, 2008	7,826,500	$ 0.80

The following table reflects the stock options outstanding and exercisable as at July 31, 2008:

Expiry Date	Exercise Price (Canadian)	Options Outstanding	Fair Value
December 12, 2008	$ 0.27	220,000	$ 27,734
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	2,623,000	3,088,220
October 13, 2011	0.75	283,500	162,005
July 13, 2012	0.60	2,015,000	853,953
		7,826,500	$ 4,820,149

10.   Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended July 31, 2008	Restated (Note 2) Three Months Ended July 31, 2007	Six Months Ended July 31, 2008	Restated (Note 2) Six Months Ended July 31, 2007
Numerator:				
Loss for the period	$ (221,875)	$ (1,219,409)	$ (359,835)	$ (1,589,436)
Denominator:				
Weighted average number of common shares outstanding for basic and diluted loss per share	84,079,825	83,986,900	84,079,825	81,840,002
Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.02)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share for the three and six months ended July 31, 2008 and 2007 as their inclusion would be anti-dilutive.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

11. Related Party Transactions

	July 31, 2008	January 31, 2008
Due from related parties:		
The President and Director of the Company (i)	$ 20,099	$ 20,510
Sharpe Resources Corporation (ii) (Note 15)	124,521	127,498
The President and Director of the Company (iii)	280,089	285,711
	$ 424,709	$ 433,719

i) This advance is unsecured, non-interest bearing and has no set terms of repayment.
ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.
iii) This advance bears interest at 4% and is repayable within 3 years.

Consulting, wages and salaries for the three and six months ended July 31, 2008 include stock options exercised in lieu of a bonus of $nil (three and six months ended July 31, 2007 - $153,826 and $369,386, respectively) and a salary of $57,692 and $124,998, respectively (three and six months ended July 31, 2007 - $57,691 and $124,997, respectively) paid to the President of the Company.

Consulting, wages and salaries for the three and six months ended July 31, 2008 include a salary of $16,712 and $41,124 (three and six months ended July 31, 2007 - $23,648 and $47,553, respectively) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $6,924 and $23,080, respectively for the three and six months ended July 31, 2008 (three and six months ended July 31, 2007 - $nil) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. Contingencies

On October 11, 2006 the Company received documents purporting to constitute a requisition from a group of shareholders of the Company (the "Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders' meeting be called to consider the removal and replacement of the existing board of directors of the Company.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D.

On November 29, 2007, the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favourable to all of the parties and without any financial costs to the Company other than the legal fees incurred. A final stipulated judgment and dismissal of the case was filed and heard by the Court on May 5, 2008. The court has signed the proposed judgment resulting in a final judgment entered in the case.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2008
(Unaudited)

13.　General and Administrative

	Three Months Ended July 31, 2008		Three Months Ended July 31, 2007		Six Months Ended July 31, 2008		Six Months Ended July 31, 2007
Advertising and promotion	$	12,000	$	22,793	$ 28,000	$	37,266
Corporate development		49,330		65,005	63,997		99,246
Insurance		10,921		10,450	21,892		23,035
Office and general		142,314		46,932	255,551		77,123
Professional fees		37,084		175,241	64,412		224,693
Travel		(9)		1,815	3,867		1,815
	$	251,640	$	322,236	$ 437,719	$	463,178

14.　Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents and short-term investments totaling $3,681,912 (January 31, 2008 - $7,222,749) held in Canadian banks. For the three and six months ended July 31, 2008, the Company's operations in Canada consisted of general and administrative expenses, totaling $112,500 and $149,518, respectively that are required to maintain the Company's reporting issuer status.

15.　Subsequent event

On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. To this end, Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

